Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399




05008128

11 May 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

SUPPL

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of a terms announcement in respect of the disposal by Remgro of all or part of its interest in Absa Group Limited.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely



M Lubbe
Company Secretary

PROCESSED
MAY 23 2005

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya



Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

11 May 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of a terms announcement in respect of the disposal by Remgro of all or part of its interest in Absa Group Limited.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely



M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the disposal by Remgro of all or part of its interest in Absa Group Limited ("Absa") ("the disposal")

1. INTRODUCTION

Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") is authorised to announce that Remgro has entered into an agreement with Barclays Bank PLC ("Barclays") on 5 May 2005 whereby Remgro has undertaken to dispose of all or part of its interest in Absa. Remgro, through its wholly owned subsidiary, Financial Securities Limited, owns 61.4 million ordinary shares, being 9.3% of the total issued ordinary share capital in Absa.

For further detail, Remgro shareholders are referred to the joint announcement released on SENS on 9 May 2005 by Absa and Barclays ("the joint announcement").

2. RATIONALE FOR THE DISPOSAL

Remgro currently has a significant exposure to the South African financial services sector, through its strategic investments in two competitor groups, namely Absa and the FirstRand group. The acquisition by Barclays of 60% in Absa ("the Barclays transaction") provides Remgro with an opportunity to realise a substantial portion, and possibly its total interest in Absa on attractive terms.

Subsequent to the Barclays transaction, Remgro will retain a significant exposure in this sector primarily through its shareholding in the FirstRand group.

3. TERMS OF THE DISPOSAL

3.1 Disposal consideration and mechanism

The Barclays transaction will be implemented through two inter-conditional processes:

- a scheme of arrangement in terms of section 311 of the Companies Act, whereby Barclays will acquire 32% of the Absa ordinary shares held by each Absa ordinary shareholder, excluding the Absa Group Limited Share Incentive Scheme Trust and Barclays and its subsidiaries, save to the extent that they hold Absa shares on behalf of third parties; and
- a partial offer by Barclays to acquire an additional 28% of the Absa ordinary shares held by each Absa ordinary shareholder.

The consideration payable to Absa ordinary shareholders for each ordinary share disposed of is R82.50 plus the entitlement to receive the final dividend of R2.00 declared by Absa in respect of its financial year to 31 March 2005. The total cash consideration, including the aforementioned dividend, will therefore be R84.50 per share.

3.2 Effective date

The effective date of the disposal will be determined by the operative date of the scheme of arrangement and the record date of the partial offer. These dates will be made available in future announcements by Absa.

3.3 Additional shares tendered

To the extent that Barclays does not secure sufficient acceptances to reach the required level of 60% shareholding in Absa, Remgro has agreed to tender additional Absa shares, up to Remgro's total shareholding, as part of the partial offer. Barclays will acquire such additional shares from Remgro on the same terms and conditions as all other Absa shares subject to the Barclays transaction.

4. FINANCIAL EFFECTS ON REMGRO

The pro forma financial effects of the disposal have been prepared for illustrative purposes only and are set out below:

	Notes	Column 1 Before the disposal (cents)	Column 2 After the disposal (cents)	Change (%)
Earnings per share	1	723.9	1 063.3	46.9
Headline earnings per share	1	492.0	467.6	(5.0)
Net asset value per share	2	6 406	6 890	7.6
Net tangible asset value per share	2	5 752	6 236	8.4
Number of shares in issue ('million)				496.2
Weighted average number of shares in issue ('million)				500.4

Notes:

1. Column 1 reflects the unaudited earnings and headline earnings per share for the six months ended 30 September 2004. Column 2 reflects the effective earnings and headline earnings per share for the six months ended 30 September 2004 based on the following principal assumptions:
   - the disposal was effective 1 April 2004;
   - only 60% of its holding in Absa will be sold to Barclays; and
   - the sale proceeds were invested in interest bearing assets at an average after tax interest rate of 5.3%.
2. Column 1 reflects the unaudited net asset value and net tangible asset value per share at 30 September 2004. Column 2 reflects the effective net asset value and net tangible asset value per share on 30 September 2004 assuming the transaction was effected on 30 September 2004.
3. The net asset value attributable to 100% of Remgro's holding in Absa as at 30 September 2004 was R1 994 million. The net profit after taxation for the six months ended 30 September 2004 attributable to 100% of Remgro's holding in Absa was R226 million.

5. CONDITIONS PRECEDENT

The disposal is subject to certain conditions precedent. Shareholders are referred to the joint announcement by Absa and Barclays in this regard.

6. APPLICATION OF THE SALE PROCEEDS

As a result of the uncertainty regarding the number of shares that Barclays will acquire from Remgro and the fact that certain conditions precedent remain unfulfilled, Remgro will provide further information as to the possible application of the sale proceeds when it reports its annual financial results towards the end of June 2005.

Remgro Limited
Stellenbosch
9 May 2005



RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Merchant bank and sponsor to Remgro

Ince

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the disposal by Remgro of all or part of its interest in Absa Group Limited ("Absa") ("the disposal")

1. INTRODUCTION

Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") is authorised to announce that Remgro has entered into an agreement with Barclays Bank PLC ("Barclays") on 5 May 2005 whereby Remgro has undertaken to dispose of all or part of its interest in Absa. Remgro, through its wholly owned subsidiary, Financial Securities Limited, owns 61.4 million ordinary shares, being 9.3% of the total issued ordinary share capital in Absa.

For further detail, Remgro shareholders are referred to the joint announcement released on SENS on 9 May 2005 by Absa and Barclays ("the joint announcement").

2. RATIONALE FOR THE DISPOSAL

Remgro currently has a significant exposure to the South African financial services sector, through its strategic investments in two competitor groups, namely Absa and the FirstRand group. The acquisition by Barclays of 60% in Absa ("the Barclays transaction") provides Remgro with an opportunity to realise a substantial portion, and possibly its total interest in Absa on attractive terms.

Subsequent to the Barclays transaction, Remgro will retain a significant exposure in this sector primarily through its shareholding in the FirstRand group.

3. TERMS OF THE DISPOSAL

3.1 Disposal consideration and mechanism

The Barclays transaction will be implemented through two inter-conditional processes:

- a scheme of arrangement in terms of section 311 of the Companies Act, whereby Barclays will acquire 32% of the Absa ordinary shares held by each Absa ordinary shareholder, excluding the Absa Group Limited Share Incentive Scheme Trust and Barclays and its subsidiaries, save to the extent that they hold Absa shares on behalf of third parties; and
- a partial offer by Barclays to acquire an additional 28% of the Absa ordinary shares held by each Absa ordinary shareholder.

The consideration payable to Absa ordinary shareholders for each ordinary share disposed of is R82.50 plus the entitlement to receive the final dividend of R2.00 declared by Absa in respect of its financial year to 31 March 2005. The total cash consideration, including the aforementioned dividend, will therefore be R84.50 per share.

3.2 Effective date

The effective date of the disposal will be determined by the operative date of the scheme of arrangement and the record date of the partial offer. These dates will be made available in future announcements by Absa.

3.3 Additional shares tendered

To the extent that Barclays does not secure sufficient acceptances to reach the required level of 60% shareholding in Absa, Remgro has agreed to tender additional Absa shares, up to Remgro's total shareholding, as part of the partial offer. Barclays will acquire such additional shares from Remgro on the same terms and conditions as all other Absa shares subject to the Barclays transaction.

4. FINANCIAL EFFECTS ON REMGRO

The pro forma financial effects of the disposal have been prepared for illustrative purposes only and are set out below:

	Notes	Column 1 Before the disposal (cents)	Column 2 After the disposal (cents)	Change (%)
Earnings per share	1	723.9	1 063.3	46.9
Headline earnings per share	1	492.0	467.6	(5.0)
Net asset value per share	2	6 406	6 890	7.6
Net tangible asset value per share	2	5 752	6 236	8.4
Number of shares in issue ('million)				496.2
Weighted average number of shares in issue ('million)				500.4

Notes:

1. Column 1 reflects the unaudited earnings and headline earnings per share for the six months ended 30 September 2004. Column 2 reflects the effective earnings and headline earnings per share for the six months ended 30 September 2004 based on the following principal assumptions:
   - the disposal was effective 1 April 2004;
   - only 60% of its holding in Absa will be sold to Barclays; and
   - the sale proceeds were invested in interest bearing assets at an average after tax interest rate of 5.3%.
2. Column 1 reflects the unaudited net asset value and net tangible asset value per share at 30 September 2004. Column 2 reflects the effective net asset value and net tangible asset value per share on 30 September 2004 assuming the transaction was effected on 30 September 2004.
3. The net asset value attributable to 100% of Remgro's holding in Absa as at 30 September 2004 was R1 994 million. The net profit after taxation for the six months ended 30 September 2004 attributable to 100% of Remgro's holding in Absa was R226 million.

5. CONDITIONS PRECEDENT

The disposal is subject to certain conditions precedent. Shareholders are referred to the joint announcement by Absa and Barclays in this regard.

6. APPLICATION OF THE SALE PROCEEDS

As a result of the uncertainty regarding the number of shares that Barclays will acquire from Remgro and the fact that certain conditions precedent remain unfulfilled, Remgro will provide further information as to the possible application of the sale proceeds when it reports its annual financial results towards the end of June 2005.

Remgro Limited
Stellenbosch
9 May 2005



RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Merchant bank and sponsor to Remgro

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the disposal by Remgro of all or part of its interest in Absa Group Limited ("Absa") ("the disposal")

1. INTRODUCTION

Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") is authorised to announce that Remgro has entered into an agreement with Barclays Bank PLC ("Barclays") on 5 May 2005 whereby Remgro has undertaken to dispose of all or part of its interest in Absa. Remgro, through its wholly owned subsidiary, Financial Securities Limited, owns 61.4 million ordinary shares, being 9.3% of the total issued ordinary share capital in Absa.

For further detail, Remgro shareholders are referred to the joint announcement released on SENS on 9 May 2005 by Absa and Barclays ("the joint announcement").

2. RATIONALE FOR THE DISPOSAL

Remgro currently has a significant exposure to the South African financial services sector, through its strategic investments in two competitor groups, namely Absa and the FirstRand group. The acquisition by Barclays of 60% in Absa ("the Barclays transaction") provides Remgro with an opportunity to realise a substantial portion, and possibly its total interest in Absa on attractive terms.

Subsequent to the Barclays transaction, Remgro will retain a significant exposure in this sector primarily through its shareholding in the FirstRand group.

3. TERMS OF THE DISPOSAL

3.1 Disposal consideration and mechanism

The Barclays transaction will be implemented through two inter-conditional processes:

- a scheme of arrangement in terms of section 311 of the Companies Act, whereby Barclays will acquire 32% of the Absa ordinary shares held by each Absa ordinary shareholder, excluding the Absa Group Limited Share Incentive Scheme Trust and Barclays and its subsidiaries, save to the extent that they hold Absa shares on behalf of third parties; and
- a partial offer by Barclays to acquire an additional 28% of the Absa ordinary shares held by each Absa ordinary shareholder.

The consideration payable to Absa ordinary shareholders for each ordinary share disposed of is R82.50 plus the entitlement to receive the final dividend of R2.00 declared by Absa in respect of its financial year to 31 March 2005. The total cash consideration, including the aforementioned dividend, will therefore be R84.50 per share.

3.2 Effective date

The effective date of the disposal will be determined by the operative date of the scheme of arrangement and the record date of the partial offer. These dates will be made available in future announcements by Absa.

3.3 Additional shares tendered

To the extent that Barclays does not secure sufficient acceptances to reach the required level of 60% shareholding in Absa, Remgro has agreed to tender additional Absa shares, up to Remgro's total shareholding, as part of the partial offer. Barclays will acquire such additional shares from Remgro on the same terms and conditions as all other Absa shares subject to the Barclays transaction.

4. FINANCIAL EFFECTS ON REMGRO

The pro forma financial effects of the disposal have been prepared for illustrative purposes only and are set out below:

	Notes	Column 1 Before the disposal (cents)	Column 2 After the disposal (cents)	Change (%)
Earnings per share	1	723.9	1 063.3	46.9
Headline earnings per share	1	492.0	467.6	(5.0)
Net asset value per share	2	6 406	6 890	7.6
Net tangible asset value per share	2	5 752	6 236	8.4
Number of shares in issue ('million)				496.2
Weighted average number of shares in issue ('million)				500.4

Notes:

1. Column 1 reflects the unaudited earnings and headline earnings per share for the six months ended 30 September 2004. Column 2 reflects the effective earnings and headline earnings per share for the six months ended 30 September 2004 based on the following principal assumptions:
   - the disposal was effective 1 April 2004;
   - only 60% of its holding in Absa will be sold to Barclays; and
   - the sale proceeds were invested in interest bearing assets at an average after tax interest rate of 5.3%.
2. Column 1 reflects the unaudited net asset value and net tangible asset value per share at 30 September 2004. Column 2 reflects the effective net asset value and net tangible asset value per share on 30 September 2004 assuming the transaction was effected on 30 September 2004.
3. The net asset value attributable to 100% of Remgro's holding in Absa as at 30 September 2004 was R1 994 million. The net profit after taxation for the six months ended 30 September 2004 attributable to 100% of Remgro's holding in Absa was R226 million.

5. CONDITIONS PRECEDENT

The disposal is subject to certain conditions precedent. Shareholders are referred to the joint announcement by Absa and Barclays in this regard.

6. APPLICATION OF THE SALE PROCEEDS

As a result of the uncertainty regarding the number of shares that Barclays will acquire from Remgro and the fact that certain conditions precedent remain unfulfilled, Remgro will provide further information as to the possible application of the sale proceeds when it reports its annual financial results towards the end of June 2005.

Remgro Limited
Stellenbosch
9 May 2005



RAND MERCHANT BANK

A division of FirstRand Bank Limited

CORPORATE FINANCE

Merchant bank and sponsor to Remgro

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the disposal by Remgro of all or part of its interest in Absa Group Limited ("Absa") ("the disposal")

1. INTRODUCTION

Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") is authorised to announce that Remgro has entered into an agreement with Barclays Bank PLC ("Barclays") on 5 May 2005 whereby Remgro has undertaken to dispose of all or part of its interest in Absa. Remgro, through its wholly owned subsidiary, Financial Securities Limited, owns 61.4 million ordinary shares, being 9.3% of the total issued ordinary share capital in Absa.

For further detail, Remgro shareholders are referred to the joint announcement released on SENS on 9 May 2005 by Absa and Barclays ("the joint announcement").

2. RATIONALE FOR THE DISPOSAL

Remgro currently has a significant exposure to the South African financial services sector, through its strategic investments in two competitor groups, namely Absa and the FirstRand group. The acquisition by Barclays of 60% in Absa ("the Barclays transaction") provides Remgro with an opportunity to realise a substantial portion, and possibly its total interest in Absa on attractive terms.

Subsequent to the Barclays transaction, Remgro will retain a significant exposure in this sector primarily through its shareholding in the FirstRand group.

3. TERMS OF THE DISPOSAL

3.1 Disposal consideration and mechanism

The Barclays transaction will be implemented through two inter-conditional processes:

- a scheme of arrangement in terms of section 311 of the Companies Act, whereby Barclays will acquire 32% of the Absa ordinary shares held by each Absa ordinary shareholder, excluding the Absa Group Limited Share Incentive Scheme Trust and Barclays and its subsidiaries, save to the extent that they hold Absa shares on behalf of third parties; and
- a partial offer by Barclays to acquire an additional 28% of the Absa ordinary shares held by each Absa ordinary shareholder.

The consideration payable to Absa ordinary shareholders for each ordinary share disposed of is R82.50 plus the entitlement to receive the final dividend of R2.00 declared by Absa in respect of its financial year to 31 March 2005. The total cash consideration, including the aforementioned dividend, will therefore be R84.50 per share.

3.2 Effective date

The effective date of the disposal will be determined by the operative date of the scheme of arrangement and the record date of the partial offer. These dates will be made available in future announcements by Absa.

3.3 Additional shares tendered

To the extent that Barclays does not secure sufficient acceptances to reach the required level of 60% shareholding in Absa, Remgro has agreed to tender additional Absa shares, up to Remgro's total shareholding, as part of the partial offer. Barclays will acquire such additional shares from Remgro on the same terms and conditions as all other Absa shares subject to the Barclays transaction.

4. FINANCIAL EFFECTS ON REMGRO

The pro forma financial effects of the disposal have been prepared for illustrative purposes only and are set out below:

	Notes	Column 1 Before the disposal (cents)	Column 2 After the disposal (cents)	Change (%)
Earnings per share	1	723.9	1 063.3	46.9
Headline earnings per share	1	492.0	467.6	(5.0)
Net asset value per share	2	6 406	6 890	7.6
Net tangible asset value per share	2	5 752	6 236	8.4
Number of shares in issue ('million)				496.2
Weighted average number of shares in issue ('million)				500.4

Notes:

1. Column 1 reflects the unaudited earnings and headline earnings per share for the six months ended 30 September 2004. Column 2 reflects the effective earnings and headline earnings per share for the six months ended 30 September 2004 based on the following principal assumptions:
   - the disposal was effective 1 April 2004;
   - only 60% of its holding in Absa will be sold to Barclays; and
   - the sale proceeds were invested in interest bearing assets at an average after tax interest rate of 5.3%.
2. Column 1 reflects the unaudited net asset value and net tangible asset value per share at 30 September 2004. Column 2 reflects the effective net asset value and net tangible asset value per share on 30 September 2004 assuming the transaction was effected on 30 September 2004.
3. The net asset value attributable to 100% of Remgro's holding in Absa as at 30 September 2004 was R1 994 million. The net profit after taxation for the six months ended 30 September 2004 attributable to 100% of Remgro's holding in Absa was R226 million.

5. CONDITIONS PRECEDENT

The disposal is subject to certain conditions precedent. Shareholders are referred to the joint announcement by Absa and Barclays in this regard.

6. APPLICATION OF THE SALE PROCEEDS

As a result of the uncertainty regarding the number of shares that Barclays will acquire from Remgro and the fact that certain conditions precedent remain unfulfilled, Remgro will provide further information as to the possible application of the sale proceeds when it reports its annual financial results towards the end of June 2005.

Remgro Limited
Stellenbosch
9 May 2005



RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Merchant bank and sponsor to Remgro

Remgro

Remgro Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/006415/06)
Share code: REM ISIN: ZAE000026480
("Remgro")

Terms announcement in respect of the disposal by Remgro of all or part of its interest in Absa Group Limited ("Absa") ("the disposal")

1. INTRODUCTION

Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB") is authorised to announce that Remgro has entered into an agreement with Barclays Bank PLC ("Barclays") on 5 May 2005 whereby Remgro has undertaken to dispose of all or part of its interest in Absa. Remgro, through its wholly owned subsidiary, Financial Securities Limited, owns 61.4 million ordinary shares, being 9.3% of the total issued ordinary share capital in Absa.

For further detail, Remgro shareholders are referred to the joint announcement released on SENS on 9 May 2005 by Absa and Barclays ("the joint announcement").

2. RATIONALE FOR THE DISPOSAL

Remgro currently has a significant exposure to the South African financial services sector, through its strategic investments in two competitor groups, namely Absa and the FirstRand group. The acquisition by Barclays of 60% in Absa ("the Barclays transaction") provides Remgro with an opportunity to realise a substantial portion, and possibly its total interest in Absa on attractive terms.

Subsequent to the Barclays transaction, Remgro will retain a significant exposure in this sector primarily through its shareholding in the FirstRand group.

3. TERMS OF THE DISPOSAL

3.1 Disposal consideration and mechanism

The Barclays transaction will be implemented through two inter-conditional processes:

- a scheme of arrangement in terms of section 311 of the Companies Act, whereby Barclays will acquire 32% of the Absa ordinary shares held by each Absa ordinary shareholder, excluding the Absa Group Limited Share Incentive Scheme Trust and Barclays and its subsidiaries, save to the extent that they hold Absa shares on behalf of third parties; and
- a partial offer by Barclays to acquire an additional 28% of the Absa ordinary shares held by each Absa ordinary shareholder.

The consideration payable to Absa ordinary shareholders for each ordinary share disposed of is R82.50 plus the entitlement to receive the final dividend of R2.00 declared by Absa in respect of its financial year to 31 March 2005. The total cash consideration, including the aforementioned dividend, will therefore be R84.50 per share.

3.2 Effective date

The effective date of the disposal will be determined by the operative date of the scheme of arrangement and the record date of the partial offer. These dates will be made available in future announcements by Absa.

3.3 Additional shares tendered

To the extent that Barclays does not secure sufficient acceptances to reach the required level of 60% shareholding in Absa, Remgro has agreed to tender additional Absa shares, up to Remgro's total shareholding, as part of the partial offer. Barclays will acquire such additional shares from Remgro on the same terms and conditions as all other Absa shares subject to the Barclays transaction.

4. FINANCIAL EFFECTS ON REMGRO

The pro forma financial effects of the disposal have been prepared for illustrative purposes only and are set out below:

	Notes	Column 1 Before the disposal (cents)	Column 2 After the disposal (cents)	Change (%)
Earnings per share	1	723.9	1 063.3	46.9
Headline earnings per share	1	492.0	467.6	(5.0)
Net asset value per share	2	6 406	6 890	7.6
Net tangible asset value per share	2	5 752	6 236	8.4
Number of shares in issue ('million)				496.2
Weighted average number of shares in issue ('million)				500.4

Notes:

1. Column 1 reflects the unaudited earnings and headline earnings per share for the six months ended 30 September 2004. Column 2 reflects the effective earnings and headline earnings per share for the six months ended 30 September 2004 based on the following principal assumptions:
   - the disposal was effective 1 April 2004;
   - only 60% of its holding in Absa will be sold to Barclays; and
   - the sale proceeds were invested in interest bearing assets at an average after tax interest rate of 5.3%.
2. Column 1 reflects the unaudited net asset value and net tangible asset value per share at 30 September 2004. Column 2 reflects the effective net asset value and net tangible asset value per share on 30 September 2004 assuming the transaction was effected on 30 September 2004.
3. The net asset value attributable to 100% of Remgro's holding in Absa as at 30 September 2004 was R1 994 million. The net profit after taxation for the six months ended 30 September 2004 attributable to 100% of Remgro's holding in Absa was R226 million.

5. CONDITIONS PRECEDENT

The disposal is subject to certain conditions precedent. Shareholders are referred to the joint announcement by Absa and Barclays in this regard.

6. APPLICATION OF THE SALE PROCEEDS

As a result of the uncertainty regarding the number of shares that Barclays will acquire from Remgro and the fact that certain conditions precedent remain unfulfilled, Remgro will provide further information as to the possible application of the sale proceeds when it reports its annual financial results towards the end of June 2005.

Remgro Limited
Stellenbosch
9 May 2005



RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE

Merchant bank and sponsor to Remgro